Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario M4J 2J5

2.	Date of Material Change

January 22, 2015.

3.	News Release

A news release was disseminated on January 22, 2015 through the facilities of Canada News Wire.

4.	Summary of Material Change

Royal Bank of Canada (“RBC’) announced that it has entered into a merger agreement to acquire City National Corporation (“City National”), a U.S. private and commercial bank serving high net worth and commercial clients. RBC will pay a total consideration of approximately USD$5.4 billion, composed of approximately 50 per cent cash and 50 per cent RBC common shares as of today’s date.

5.	Full Description of Material Change

RBC announced that it has entered into a merger agreement to acquire City National, a U.S. private and commercial bank serving high net worth and commercial clients. RBC will pay a total consideration of approximately USD$5.4 billion, composed of approximately 50 per cent cash and 50 per cent RBC common shares as of January 22, 2015.

Headquartered in Los Angeles and founded in 1954, City National has USD$32 billion in assets. Its wholly owned subsidiary, City National Bank, provides banking, investment and trust services through 75 branches and offices, including 16 full-service regional centers, in Southern California, the San Francisco Bay Area, Orange County, Nevada, New York City, Nashville and Atlanta. City National and its investment affiliates manage or administer USD$61 billion in client investment assets, including USD$49 billion under direct management.

Following the closing of this transaction, RBC will combine its U.S. Wealth Management operations with City National, under the leadership of City National CEO Russell Goldsmith. Mr. Goldsmith has served as City National’s CEO since 1995, during which time the company has grown significantly, both organically and through acquisitions.

The aggregate consideration of approximately USD$5.4 billion for City National’s stock will be paid with approximately USD$2.7 billion in cash and approximately 44 million RBC common shares. This represents approximately a 50 per cent cash and 50 per cent share mix at January 22, 2015. Each City National common stockholder will have the opportunity to elect the type of consideration to be received for City National common stock subject to certain proration, equalization and adjustment procedures set forth in the merger agreement. As part of the transaction, the Goldsmith family stockholders will receive RBC common shares for the entirety of their stockholdings (approximately 13 per cent) and have agreed to vote their City National stock holdings in favour of the transaction and to hold at least 50 per cent of the RBC common shares received by them in the transaction until the third anniversary of closing.

Closing is expected in the fourth quarter of fiscal 2015 subject to customary closing conditions, including receipt of required regulatory approvals and the approval of City National’s common stockholders.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Further Information

For further information, please contact Janice Fukakusa, at (416) 974-2896.

9.	Date of Report

January 23, 2015.

Caution Regarding Forward-Looking Statements

Certain statements contained in this document may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected timing and scope of the acquisition of City National Corp. and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions and other forward-looking information, including statements about the acquisition of City National Corp. by Royal Bank of Canada will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, and that Royal Bank of Canada and City National Corp., may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval.

We caution that the foregoing list of important factors is not exhaustive. Except as required by law, Royal Bank of Canada assumes no obligation to update the forward-looking statements contained in this document.